Exhibit 21

THE WALT DISNEY COMPANY AND SUBSIDIARIES

Name of Subsidiary	State of Incorporation

ABC, Inc.	New York
Disney Enterprises Inc.	Delaware
Walt Disney World Co.	Florida
ESPN, Inc.	Delaware
Buena Vista Home Entertainment, Inc.	California
ABC Family Worldwide, Inc.	Delaware